6/20


03024035

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sanyo Electric Co. Ltd



*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

FILE NO. 82- 264 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 6/25/03

(English Translation)
June 5, 2003

Satoshi Iue
Executive Director, Chairman & C.E.O.
SANYO Electric Co., Ltd.
5-5, Keihan-Hondori 2-chome
Moriguchi-shi, Osaka, JAPAN

To the Shareholders

NOTICE OF THE 79th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 79th Ordinary General Meeting of Shareholders of the Company shall be convened at the place and date given below. Your attendance is cordially requested.
If you are not attending the meeting in person, please read the reference materials attached hereto and kindly exercise your voting right by one of the methods stated below:

[Exercising Voting Right by Mail]
Please indicate your vote by selecting yes or no for the bills on the enclosed voting right exercise form, place your seal thereon, and return it to us by mail.

[Exercising Voting Right via the Internet]
Please enter your vote by selecting yes or no for the bills in the voting site on the Internet (http://www.webdk.net). Use the "Voting Code" and "Password" provided on the enclosed voting right exercise form to access the site.
When you apply for exercising your voting right via the Internet, be sure to read "Application Procedure for Exercising Voting Right via the Internet" described on Page 36.

NOTES

1. Time & Date of the Meeting: Friday, June 27, 2003, at 10:00 a.m.
2. Place of the Meeting: Satsuki Hall Moriguchi (Moriguchi City Civic Hall)
   13-1, Keihan-Hondori 2-chome Moriguchi City, Osaka, JAPAN
3. Agenda of the Meeting:
   Report to the Shareholders:
   Annual Business Report, Balance Sheet and Statement of Income for the 79th Term (April 1, 2002 to March 31, 2003)

   Agenda for the Shareholders' Meeting:
   Bill No. 1: Proposed Appropriation of Retained Earnings for the 79th Term (April 1, 2002 to March 31, 2003)
   Bill No. 2: Acquisition of SANYO Shares
   A summary of this bill given in "Explanatory Voting Information" on page 28
   Bill No. 3: Partial Revisions to the Articles of Incorporation
   A summary of this bill given in "Explanatory Voting Information" on pages 28-30
   Bill No. 4: Election and Appointment of three Directors
   Bill No. 5: Election and Appointment of one Corporate Auditor

Bill No. 6: Granting Stock Purchase/Subscription Warrants as part of Stock Option Plan
A summary of this bill given in "Explanatory Voting Information" on pages 33-34

Bill No. 7: Granting Retirement Allowance for a Retiring Director

Bill No. 8: Granting Retirement Allowance for a Retiring Corporate Auditor



When you attend the meeting, please submit the proxy form enclosed herewith, upon your arrival at the place of the meeting.

1. OUTLINE OF BUSINESS PERFORMANCE

(1) Business Progress and Performance

General Business Situation

Within the global economy this term, in the U.S., consumer spending remained relatively strong, but in the second half there was some slowing in the economy and uncertainty about the future increased due to the aggravated situation in the Middle East. The negative impact of this situation was felt in both Asia and Europe.

The Japanese economy, also, was driven into a very severe business environment because of such factors as a decrease in private capital investment resulting from a decline in corporate profits and financial instability, a slump in consumer spending due to the worsening employment situation, and furthermore, greater product competitiveness from other countries such as China and Korea.

In the midst of these conditions, we are further promoting business structure reform through "choosing and concentrating." Specifically, we implemented the following: intensifying our lithium-ion battery business through M&A, selling our chip mounter business, and forming a capital tie-up with another company in the field of information communication services.

In addition, we started commercial distribution of the world's first full-color model organic EL display (active matrix type), which we have been co-developing with Eastman Kodak Company in the USA with the expectation of it becoming the next generation display.

At the same time, an analysis of the various business sectors shows that sales of audio-visual and information communications equipment including digital cameras, cellular phones, and LCD projectors and electronic devices such as semiconductors and electronic components have grown steadily.

As a result, net sales this term were up 7.7% on the previous year to 1 trillion 172,497 million yen. Within that total, domestic sales were up 1.9% on the previous year to 723,356 million yen, while overseas sales were up 18.6% on the previous year to 449,141 million yen. The proportion of overseas sales to net sales was 38.3%.

For profit, operating profit was up 46.8% on the previous year to 11,211 million yen, while ordinary profit was up 499.6% on the previous year to 9,110 million yen. However, as a result of accounting for extraordinary losses such as investment securities appraisal loss of 71,625 million yen resulting from the decline of the stock market and negative profit of 42,519 million yen caused by share appraisal loss of affiliates and corporate consolidation of affiliates, it is regrettable that for the term there turned out to be a loss of 53,869 million yen.

Consolidated net sales were up 7.8% on the previous year to 2 trillion 182,553 million yen, while operating profit was up 47.5% on the previous year to 78,299 million yen. Loss before income taxes was 84,870 million yen due to investment securities appraisal loss and write-down of investment and claimable assets, so loss for the term was 72,817 million yen.

Overviews for Each Business Sector

Sales for each business sector are outlined below.

Audio-visual and Information Communications Equipment

We enhanced our product lineup through bringing to the market new products including video digital cameras with sound in which we have realized the highest picture quality in the industry, cellular phones equipped with a camera, household LCD projectors in which we have realized a high quality wide screen picture at a short projection range with a lens which can be moved either up-down or left-right. In addition, sales of optical pickups used in products such as DVD players increased significantly.

As a result, net sales were up 15.2% on the previous year to 500,667 million yen.

Home Appliances

Products that are. differentiated from other companies have made good progress such as the industry's first top-open drum type fully-automatic washer/dryer and microwave oven with food steaming capability. However, due to the economic slump and price decline, overall performance of refrigerators and air conditioners was poor.

As a result, net sales were down 3.7% on the previous year to 152,431 million yen.

Industrial and Commercial Equipment

While private capital investment continues to drop, the fall in demand experienced after the implementation of the Large-Scale Retail Stores Location Law in the previous year reversed and sales of showcases for supermarkets increased.

As a result, net sales were up 3.8% on the previous year to 66,923 million yen.

Electronic Devices

Due to the strong growth of digital audio-visual equipment and cellular phones, sales of semiconductors and electronic components such as CCDs for cellular phones equipped with a camera have increased overall.

As a result, net sales were up 12.3% on the previous year to 241,148 million yen.

Batteries

In order to further secure our status as the top maker of lithium-ion batteries, we acquired 51% of the shares of GS-Melcotec Co., Ltd., a subsidiary of Japan Storage Battery Co., Ltd. While lithium-ion batteries and NiCad batteries remained strong, sales of nickel metal-hydride batteries for cellular phones decreased as a result of the continuing transition to lithium-ion batteries.

As a result, net sales were down 2.3% on the previous year to 211,327 million yen.

(Sales by Sectors)

(million yen)

Sector	Sales amount	Share of Total Sales	As compared with the previous term
Audio-visual & Information Communications Equipment	500,667	42.7%	115.2%
Home Appliances	152,431	13.0%	96.3%
Industrial & Commercial Equipment	66,923	5.7%	103.8%
Electronic Devices	241,148	20.6%	112.3%
Batteries	211,327	18.0%	97.7%
Total	1,172,497	100.0%	107.7%

Overview of Research and Development

Our R & D program is focused on "Digital and Devices" and "Energy and Ecology." The Technology R&D Headquarters works as one with each internal company enabling us to promote rapid technology development in tune with the market and creation of high-value added products based on the concept "Products developed to Amaze and Impress people."

During this term, we strengthened our efforts to create new businesses through reorganization of our research and development structure in the Managerial Sector with the view of integrating the engineering domains and consolidating basic to applied technologies. In addition, we consolidated the research and development bases for secondary batteries and established the Energy R&D Center. Thus, we made efforts to shorten the time period from research and development to business application. Further, we are involved in joint development with our business partners beginning from the research stage.

<Digital and device related products>

- Development and commercialization of a video digital camera incorporating a newly developed CCD capable of 3.2 million pixel moving pictures and having a high-speed image processing engine.

- Development of a cellular phone compatible with third-generation cellular phone services.

- Development and commercialization of a household LCD projector in which we have realized a high quality wide screen picture at a short projection range with a lens which can be moved either up-down or left-right.

- Development of a 15-inch organic EL display using highly efficient white-emitting material.

- Development of a household wireless television which you can use anywhere in the house for your viewing pleasure.

- Development of a 50-inch 3-D plasma display viewable by multiple people which doesn't require the use of special glasses.

- Development of a single power source 1/7-inch 0.31 million pixel CCD camera system for cellular phones, which is the smallest in size and lowest in power consumption in the industry.

- Development of a blue-violet semiconductor laser with the world highest output (pulsed light output of 100mW) capable of the output required for read/write for next generation large capacity optical discs and having low noise characteristics.

- Development and commercialization of a 1.8mm high surface acoustic wave (SAW) filter for audio & telecommunication equipment which is the thinnest in the industry.

<Energy and ecology related products>

- Development of the world's first solar cell module capable of producing over 200W for a household unit by using HIT solar cells with the world's highest conversion efficiency of 19.5%.

- Development and commercialization of a size AA high capacity nickel metal-hydride battery with the industry's highest capacity of 2,100 mWh ideal for portable digital equipment.

- Development and commercialization of a next generation electric hybrid bicycle in which we were the first in the industry to incorporate the brake interlocking regenerative charge system.

- Development of an energy-saving system capable of consolidating refrigerator/freezer units and air conditioners installed in stores such as super-markets and convenience stores.

- Development of the industry's first 8kW commercial cogeneration system with the hot water tank, which by using our original inverter technology and engine speed control function has a significantly improved partial load efficiency.

- Development of a nitrogen/phosphorus removal technology capable of efficiently removing nitrogen and phosphorus, which are water pollutants in wastewater, through electrolyzation.

- Development and commercialization of an adjustable nursing-care bed capable of naturally turning a body over and a vertical storage type compact nursing-care bathtub which facilitates nursing care and provides a delightful bath.

Overview of Capital Investment

This term we directed our capital investment primarily to the field of electronic devices such as batteries and semiconductors and the total capital investment for this year amounted to 51.4 billion yen which includes 40.5 billion yen in the manufacturing division and 3 billion yen in the research and development division. Major items for investment include construction of facilities such as additional production facilities for square lithium-ion batteries and semiconductors and establishment of the Energy R&D Center.

Capital Procurement

This term we did the 15th and 16th issuance of domestic unsecured straight bonds with a total amount of 50 billion yen in May 2002 to be applied to the redemption fund for the domestic unsecured straight bonds of 20 billion yen which matured in September 2002 and the capital investment fund.

(2) Future Outlook and Points Requiring Appropriate Measures

The forecast for future economic conditions is that there will be continuing uncertainty owing to the slowdown in the U.S. economy and stock market slump plus the impact of the Iraqi War. Also, with ever-increasing global competition among enterprises, the business environment in which enterprises operate is expected to become more severe than ever before.

Amid this business environment, with our aim to "Transform From Being a Manufacturer into Being a Creator" and recognizing the need to reform our company in every way to meet the challenges of the 21st Century, as of April 1, 2003 we made drastic changes in our management structure and system.

1. Adoption of Management by Business Groups

We reorganized our management system by dividing the business domain of SANYO Electric Group into 4 groups called "Business Groups" by type of customer. In the new system, every business entity is expected to be self-sustaining.

- Consumer Group: Business related to products for general consumers
- Commercial Group: Business related to commercial equipment and systems for commercial enterprises
- Component Group: Business related to components for manufacturers
- Service Group: Business related to distribution, finance, and services with the aim of expanding profit sources through taking advantage of resources developed in the manufacturing business.

2. Adoption of Business Unit System

With fierce global competition, it is absolutely necessary that an enterprise be configured of powerful self-sustaining units. In order to realize such a powerful structure, the entire organization of SANYO Electric Group was segmentized into units called "Business Units." The respective business units operate as dynamic management entities which will persevere to achieve their goals.

3. System Changes

In conjunction with the adoption of new management structures, through a business performance evaluation system focusing on capital cost and a human resource evaluation system focusing on performance resulting in promotions and demotions, we can make timely decisions and draw clear distinctions between businesses and enhance human resources development by developing a strong management force for the future.

Under the new management system, we will further accelerate the development of original technologies to uphold our competitive power and create more products and services to be No. 1 in the global market. Furthermore, while carrying on competition with leading global companies, we are also enhancing our partnership with other companies to further promote business expansion.

By quickly identifying opportunities that appear in our constantly changing society and economy and turning them into actual business and through developing new business models, we will vigorously strive to increase profitability and maximize enterprise value.

We would like to ask all of our shareholders for their continued support.

(3) Business Results and Assets of the Past 4 Years

Fiscal year / Items	Fiscal 1999 (The 76th) (Apr. 1, 1999 to Mar. 31, 2000)	Fiscal 2000 (The 77th) (Apr. 1, 2000 to Mar. 31, 2001)	Fiscal 2001 (The 78th) (Apr. 1, 2001 to Mar. 31, 2002)	Fiscal 2002 (The 79th) (Apr. 1, 2002 to Mar. 31, 2003)
Net Sales	¥ 1,121,579 Mil.	¥ 1,242,857 Mil.	¥ 1,088,381 Mil.	¥ 1,172,497 Mil.
Ordinary Profit	¥ 13,131 Mil.	¥ 31,728 Mil.	¥ 1,519 Mil.	¥ 9,110 Mil.
Net Profit	¥ −48,806 Mil.	¥ 17,596 Mil.	¥ 2,101 Mil.	¥ −53,869 Mil.
Net Profit per Share	¥ −25.83	¥ 9.40	¥ 1.12	¥ −28.91
Total Assets	¥ 1,510,927 Mil.	¥ 1,563,107 Mil.	¥ 1,359,083 Mil.	¥ 1,385,279 Mil.
Net Assets	¥ 639,862 Mil.	¥ 642,953 Mil.	¥ 607,642 Mil.	¥ 558,071 Mil.
Net Assets per Share	¥ 341.75	¥ 343.40	¥ 324.91	¥ 300.79

(Note) Net profit per share is calculated on the basis of the total average number of shares issued during the term. Net assets per share are calculated on the basis of the total number of shares issued at the end of each term. From fiscal 2001, treasury stocks are excluded from the total average number of shares issued during the term and the total number of shares issued at the end of each term.

In fiscal 2000, we speedily promoted our business structure reforms through such activities as expanding our operating base in the digital equipment market, actively developing businesses in the field of key devices, and implementing thorough low cost operation in the fields of home appliances and industrial/commercial equipment. As a result, our sales, ordinary income, and net income all increased.

In fiscal 2001, we further accelerated "choosing and concentrating" through such activities as acquiring a nickel hydride battery business, selling our automatic vending machine business, and forming a comprehensive tie-up with Haier Group Company in China. However, under the impact of the worldwide IT slump and 9-11 terrorist attacks, our net sales, ordinary profit, and net profit all decreased.

An outline of business for fiscal 2002 is provided in section (1) Business Progress and Performance.

2. OUTLINE OF THE COMPANY

(As of March 31, 2003)

(1) Major Businesses

We mainly manufacture and sell audio-visual and information communications equipment, home appliances, industrial and commercial equipment, electronic devices, batteries and their related businesses. These major products are listed below.

Audio-visual and Information Communications Equipment

Color TVs, Plasma TVs, Video Cassette Recorders (VCRs), DVD players, video cameras, digital cameras, liquid crystal projectors, hi-vision systems, digital memory players, car stereos, compact disks, optical pickups, facsimiles, cordless phones, cellular phones, PHS mobile phones, PHS cell stations, medical computers, navigation systems, LCDs, CD-R/RW drives, and DVD-ROM drives

Home Appliances

Refrigerators, freezers, washing machines, dryers, microwave ovens, air-conditioners, vacuum cleaners, electric fans, massage chairs, dishwasher/dryers, electromagnetic cookers, toasters, rice cookers, garbage disposals, system kitchens, electric and oil heaters, air cleaners, dehumidifiers, electric hybrid bicycles, electrical equipment for bicycles, pumps, medical sterilizers, medical cold storage equipment, ultra-deep freezers, tablet packaging machines, and compressors for freezing, refrigerating and air-conditioning

Industrial and Commercial Equipment

Showcases for freezing, refrigerating and cold water, refrigerated showcases for supermarkets, commercial refrigerator-freezers, prefab refrigerator-freezers, ice makers, package-type air-conditioners, gas engine heat pump air-conditioners, gas-fired absorption heater/chillers, dispensers, golf-cart systems, and chip mounters

Electronic Devices

MOS-LSIs, BIP-LSIs, thick film ICs, liquid crystal panels, transistors, diodes, CCDs, LEDs, semiconductor lasers, organic semiconductor capacitors, and other electronic components

Batteries

Lithium-ion batteries, nickel-cadmium batteries, nickel-hydrogen batteries, lithium batteries, alkaline-manganese batteries, solar cells, photovoltaic power generating systems and battery application products such as electric shavers

(2) Major Sales Offices and Plants

Names	Locations
Headquarters	Moriguchi-shi, Osaka
Multimedia Company	Daito-shi, Osaka
Multimedia Development Center	Daito-shi, Osaka
Sales & Marketing Division	Daito-shi, Osaka
TV & Visual Display Products Division	Daito-shi, Osaka
Video Imaging Systems Division	Daito-shi, Osaka
Optical Device Division	Oizumi-cho, Gunma
Medical Systems Division	Bunkyo-ku, Tokyo
Home Appliances Company	Oizumi-cho, Gunma
Household Appliances Systems Division	Otsu-shi, Shiga
Refrigeration Systems Division	Oizumi-cho, Gunma
Product Development Center	Otsu-shi, Shiga
Commercial Equipment Systems Company	Bunkyo-ku, Tokyo
Food Service Systems Division	Oizumi-cho, Gunma
Semiconductor Company	Oizumi-cho, Gunma
Sales & Marketing Division	Taito-ku, Tokyo
Semiconductor Technology Development Center	Oizumi-cho, Gunma
Hyper Device Division	Oizumi-cho, Gunma
Module Systems Division	Oizumi-cho, Gunma
LSI Division	Oizumi-cho, Gunma
Supply Division	Oizumi-cho, Gunma
Display Device Division	Anpachi-cho, Gifu
Soft Energy Company	Sumoto-shi, Hyogo
R&D Division	Kobe-shi, Hyogo
CRM Division	Sumoto-shi, Hyogo
Operation Division	Sumoto-shi, Hyogo
Technology Division	Matsushige-cho, Tokushima
Clean Energy Division	Sumoto-shi, Hyogo
Compressors Systems Division	Oizumi-cho, Gunma
Power Energy Sales & Marketing Division	Moriguchi-shi, Osaka
Business Development Headquarters	Moriguchi-shi, Osaka
New Business Development Division	Moriguchi-shi, Osaka
Home Equipment Systems Division	Moriguchi-shi, Osaka
Government & Institutional Market Development Headquarters	Moriguchi-shi, Osaka
Technology R&D Headquarters	Hirakata-shi, Osaka
Digital Systems Development Center	Anpachi-cho, Gifu
Materials and Devices Development Center	Hirakata-shi, Osaka
Ecology and Energy Systems Development Center	Oizumi-cho, Gunma
Domestic Business Headquarters	Moriguchi-shi, Osaka

Notes: The following organizational changes were effective as of April 1, 2003.

1. Adoption of Management by Business Groups

We reorganized our management system by dividing the business domain of SANYO Electric Group into 4 groups called "Business Groups" by type of customer. In the new system, every business entity is expected to be self-sustaining.

- Consumer Gruop
- Commercial Group
- Component Group
- Service Group

2. Adoption of Business Unit System

Facing fierce global competition, for the purpose of reforming the entire enterprise into a business entity configured of powerful self-sustaining units, the entire organization of SANYO Electric Group was segmentized into 274 units called "Business Units.

(3) Share Ownership

- Number of stocks authorized to be issued : 4,921,196,000 shares
- Total capital stocks issued : 1,872,338,099 shares
  (Number of stocks issued upon conversion of convertible bonds during this term : 3,332 shares)
- Number of stockholders : 207,528 persons
- The 10 largest stockholders

Name of stockholders	Number of shares and percentage		Number of shares owned by SANYO	
	shares	Voting right percentage (%)	shares	Voting right percentage (%)
Japan Trustee Services Bank, Ltd. (trust account)	99,861,000	5.43	—	—
Sumitomo Mitsui Banking Corporation	86,556,781	4.70	—	—
Master Trust Bank of Japan, Ltd. (trust account)	79,856,000	4.34	—	—
Resona Bank, Ltd.	74,748,402	4.06	—	—
Sumitomo Mutual Life Insurance Company	58,707,000	3.19	—	—
Nippon Life Insurance Company	56,070,145	3.05	—	—
Sanyo Electric Employees Share Ownership	50,153,306	2.73	—	—
Dai-Ichi Mutual Life Insurance Company	34,546,000	1.88	—	—
UFJ Trust Bank Ltd. (trust account A)	28,834,000	1.57	—	—
Mitsui Sumitomo Insurance Co., Ltd.	25,275,900	1.37	1,132	0.08

(Note) Our company holds 64,113 shares (the voting right percentage: 1.13%) out of the total shares of Sumitomo Mitsui Financial Group, Inc. (Sumitomo Mitsui Banking Corporation is a wholly owned subsidiary of Sumitomo Mitsui Financial Group, Inc.) and 39,970,162 shares (the voting right percentage: 0.61%) out of the total shares of Resona Holdings, Inc. (Resona Bank, Ltd.is a wholly owned subsidiary of Resona Holdings, Inc.)

- Acquisition, disposal, and holding of SANYO Shares

(1) Acquisition of SANYO shares based on a resolution at the 78th Ordinary General Meeting of Shareholders on June 27, 2002.
Common Shares 13,605,000 shares Total acquisition cost 4,845,402,000 yen

(2) Acquisition by buying out shares less than a new unit
Common Shares 1,217,666 shares Total acquisition cost 433,652,617 yen

(3) Disposed Shares
No application

(4) Share Certificates Approved for Invalidation
No application

(5) Stock holdings at the settlement period
Common Shares 16,983,870 shares

(4) Current State of Stock Purchase/Subscription Warrant Issued as part of Stock Option Plan

1. Number of stock purchase/subscription warrants issued
   1,493 warrants (1,000 shares per stock purchase/subscription warrant)

2. Type and number of shares to be allocated for stock purchase/subscription warrants
   SANYO Common Shares: 1,493,000 shares

3. Issue value of stock purchase/subscription warrant
   No value

4. Paid-in value per share at the time of exercising warrant
   558 yen per share

5. Exercisable period of stock purchase/subscription warrant
   July 1, 2005 to June 30, 2007

6. Conditions for exercising stock purchase/subscription warrant
   - Partial exercise of a stock purchase/subscription warrant shall not be accepted. (Minimum unit for exercising warrant shall be one stock purchase/subscription warrant.)
   - Other conditions shall be based on the provisions in the "Stock Purchase/Subscription Warrant Allocation Agreement."

7. Description of favorable conditions
   Stock purchase/subscription warrants were issued at no value for Directors, Corporate Auditors, Officers, Employees, and Managerial Staff of Principal Consolidated Subsidiaries.

8. Names of grantees and number of stock purchase/subscription warrants granted

Directors and Corporate Auditors

Name	Number of Warrants Granted	Name	Number of Warrants Granted	Name	Number of Warrants Granted
Satoshi Iue	20	Yukinori Kuwano	18	Toshimasa Iue	16
Yoichiro Furuse	16	Nobuaki Kumagai	10	Tomoyo Nonaka	10
Sadao Kondo	14	Sunao Okubo	14	Hiromoto Sekino	14
Eiji Kotobuki	14	Shigeru Sakata	10	Ryota Tominaga	10
Takeshi Inoue	10	Sotoo Tatsumi	10	Hiroshi Toda	10

Officers

Name	Number of Warrants Granted	Name	Number of Warrants Granted	Name	Number of Warrants Granted
Yasusuke Tanaka	12	Masabumi Kawano	12	Tadahiko Tanaka	12
Akira Kan	12	Hitoshi Komada	10	Akiyoshi Takano	10
Fusao Terada	10	Satoshi Inoue	10	Tadao Shimada	10
Shosaku Kurome	10	Osamu Kajikawa	10	Hiroshi Ono	10
Teruo Tabata	10	Mitsuru Honma	10	Shinichi Miki	10

Directors of Subsidiaries

Name	Number of Warrants Granted	Name	Number of Warrants Granted	Name	Number of Warrants Granted
Masayoshi Fukuda	10	Kenichi Nishimura	10	Masahiro Tokunaga	10
Hideo Yamase	10	Yasuo Yanagi	7	Saburo Kunimura	7
Kou Nishiwaki	7	Hiroshi Takeo	7	Tsutomu Asano	5
Toshiaki Iue	5	Kyoichi Emaru	5	Toshiya Uchida	5
Tetsuji Miyata	5	Takuya Kobayashi	5	Shoichi Oshima	5
Teruhisa Uematsu	5	Seiji Sato	5	Michitoshi Onishi	5
Kenzo Kurokawa	5	Tetsuro Kishimoto	5	Hiroshi Nakamori	5
Teruo Nishimura	5	Noboru Iue	5	Ikuo Kamiya	5
Yasukiyo Segawa	5	Yukio Tsunokawa	5	Hideo Takeyasu	5
Masanobu Yoko	5	FJC Sebregts	5	Zhang Jian Dong	5
Kim Bonggi	5	Yoshiaki Dodo	5	Katsuo Suzuki	5
Hisatake Miyamoto	5	Masaru Ikoma	5	Kenjiro Shirane	5
Hidekazu Tsukamoto	5	Akira Sugimoto	5	Ryoichi Nakayama	5
Masayoshi Nakano	5	Xiao Yongpin	5		

Employees (Top 10 employees)

Name	Number of Warrants Granted	Name	Number of Warrants Granted	Name	Number of Warrants Granted
Yoshinori Sato	7	Nobuaki Matsuoka	7	Yoshihiro Itagaki	7
Tateo Toyama	7	Yoshio Iwasa	7	Takeru Maeda	7
Kazuhiro Takeda	7	Kohei Wakayama	7	Takenori Ugari	7
Naoki Nakamura	7				

(5) Directors and Corporate Auditors

Position	Name	Principal responsibilities
Chairman	Satoshi Iue	Chairman and Chief Executive Officer (CEO)
President	Yukinori Kuwano	President and Chief Operating Officer (COO)
Executive Director	Toshimasa Iue	Executive Vice President, President of Soft Energy Company, and Supervisor of Parts Divisions
Executive Director	Yoichiro Furuse	Executive Vice President, Executive in charge of Strategy, and Supervisor of Administrative Divisions
Director	Corazon C. Aquino	Chairperson of the Benigno S. Aquino. Jr. Foundation
Director	Nobuaki Kumagai	President and Director General of Institute of Nuclear Safety System, Incorporated
Director	Tomoyo Nonaka	Journalist
Director	Sadao Kondo	Chairman of Tottori Sanyo Electric Co., Ltd.
Director	Sunao Okubo	Executive Officer, and Executive in charge of Finance
Director	Hiromoto Sekino	Executive Officer, Executive in charge of Liaison, Environment, Risk Management, and Tokyo Area, and Executive in charge of Domestic Business Headquarters
Director	Eiji Kotobuki	Executive Officer President of Multimedia Company, and President of SANYO Telecommunications Co., Ltd.
Corporate Auditor (Full-time)	Shigeru Sakata	
Corporate Auditor (Full-time)	Ryoto Tominaga	
Corporate Auditor (Full-time)	Takeshi Inoue	
Corporate Auditor (External)	Sotoo Tatsumi	Executive Counselor of The Sumitomo Mitsui Banking Corporation
Corporate Auditor (External)	Hiroshi Toda	Executive Partner (C.P.A.) of Shimbashi Accounting Office (Audit Corporation), and Professor - Graduate School Faculty, Department of Economics, Kobe Gakuin University

Notes:

1. Three Directors, Ms. Corazon C. Aquino, Mr. Nobuaki Kumagai, and Ms. Tomoyo Nonaka are External Directors as provided in 7-2 of the second clause of Article 188 of the Commercial Law.
2. Two Corporate Auditors, Mr. Sotoo Tatsumi, and Mr. Hiroshi Toda are External Auditors as provided in clause 1, Article 18 of The Supplementary Act to Commercial Law.
3. Change of Directors and Corporate Auditors this term
   (1) Ms. Tomoyo Nonaka, Mr. Hiromoto Sekino, and Mr. Eiji Kotobuki were newly elected Director at the 78th ordinary general meeting of shareholders held on June 27, 2002, and assumed the position offered, and Mr. Toshimasa Iue and Mr. Yoichiro Furuse were newly elected Executive Director at the Board of Directors Meeting held on the same day and assumed the position offered.
   (2) Mr. Takeshi Inoue and Mr. Hiroshi Toda were newly elected Corporate Auditor at the 78th ordinary general meeting of shareholders held on June 27, 2002, and assumed the position offered. On the same day, Mr. Takeshi Inoue was newly elected by mutual vote by Corporate Auditors to be the Corporate Executive Auditor.

(3) Messrs. Yoshio Shimoda, Motoharu Iue, Yasusuke Tanaka, and Junichiro Yano retired as Director at the expiration of their terms on June 27, 2002.

(4) Mr. Akihide Kawanaka and Mr. Takao Sudo retired as Corporate Auditor at the expiration of their terms on June 27, 2002.

4. As of April 1, 2003, "Principal responsibilities or positions" of Directors have been changed as follows:

Position	Name	Principal responsibilities or positions
Executive Director and President	Yukinori Kuwano	President & Chief Operating Officer CEO of Consumer Group
Executive Director	Toshimasa Iue	Executive Vice President CEO of Component Group, and CEO of Commercial Group
Executive Director	Yoichiro Furuse	Executive Vice President Executive in charge of Strategy Headquarters and Risk Management, CEO of Service Group, and General Manager of Strategy Headquarters – Service Business in Service Group
Director	Sunao Okubo	Executive Officer Executive in charge of Operating Division Staff
Director	Hiromoto Sekino	Executive Officer COO of Commercial Group Executive in charge of Tokyo Area
Director	Eiji Kotobuki	Executive Officer COO of Consumer Group

5. The following officers assumed their position as of April 1, 2003.

Position	Name	Principal responsibilities or positions
Chairman & Chief Executive Officer	Satoshi Iue	CEO (Chief Executive Officer)
President & Chief Operating Officer	Yukinori Kuwano	COO (Chief Operating Officer) CEO of Consumer Group
Executive Vice President	Toshimasa Iue	CEO of Component Group, and CEO of Commercial Group
Executive Vice President	Yoichiro Furuse	Executive in charge of Strategy Headquarters and Risk Management, CEO of Service Group, and General Manager of Strategy Headquarters – Service Business in Service Group
Executive Officer	Sunao Okubo	Executive in charge of Operating Division Staff
Executive Officer	Hiromoto Sekino	COO of Commercial Group Executive in charge of Tokyo Area
Executive Officer	Eiji Kotobuki	COO of Consumer Group
Executive Officer	Tadahiko Tanaka	COO of Component Group, and President of Semiconductor Company in Component Group

Senior Officer	Yasusuke Tanaka	General Manager of New Business Development Headquarters, and Executive Director and Chairman of SANYO Homes Corp.
Senior Officer	Fusao Terada	Executive in charge of Tokyo Area General Manager of Technology R&D Headquarters – Commercial Business in Commercial Group
Senior Officer	Satoshi Inoue	President of Electronic Device Company in Component Group, and Executive Director and President of SANYO Electronic Components Co., Ltd.
Senior Officer	Osamu Kajikawa	Executive in charge of Operating Division Staff
Senior Officer	Hiroshi Ono	President of DI Solutions Company in Consumer Group
Officer	Akira Kan	General Manager of Strategy Headquarters – Components Business in Component Group
Officer	Akiyoshi Takano	President of SANYO Electric (China) Co., Ltd.
Officer	Tadao Shimada	General Manager of Strategy Headquarters – Commercial Business in Commercial Group, and Executive Director and President of SANYO Electronic Air Conditioning Co., Ltd.
Officer	Shosaku Kurome	General Manager of Government & Institutional Market Development Headquarters, and Executive in charge of Operating Division Staff
Officer	Teruo Tabata	President of Display Company in Component Group
Officer	Mitsuru Honma	President of Mobile Energy Company in Component Group
Officer	Shinichi Miki	Executive in charge of Strategy Headquarters
Officer	Hideo Yamase	Executive Director and President of SANYO Logistics Co., Ltd. in Service Group
Officer	Toshiaki Iue	General Manager of Sales & Marketing Headquarters – Consumer Business in Consumer Group, and Executive Director and President of SANYO Haier Co., Ltd.
Officer	Takenori Ugari	President of Telecom Company in Consumer Group, and Executive Director and President of SANYO Telecommunications Co., Ltd.
Officer	Shinya Tsuda	President of Clean Energy Company in Component Group
Officer	Itsuo Nakamura	President of Life Solutions Company in Consumer Group
Officer	Keiichi Yodoshi	General Manager of Technology R&D Headquarters, and Executive in charge of Operating Division Staff
Officer	Kenzo Kurokawa	President of Amenity Solutions Company in Consumer Group
Officer	Yoshio Iwasa	President of AV Solutions Company in Consumer Group
Officer	Nobuaki Matsuoka	General Manager of Strategy Headquarters – Consumer Business in Consumer Group
Officer	Takuya Kobayashi	Vice President of Display Company in Component Group
Officer	Tsutomu Nozaki	Vice President of Semiconductor Company in Component Group
Officer	Michihiro Shigeta	Vice President of Electronic Device Company in Component Group

Officer	Tsutomu Asano	Executive Director and President of SANYO Sales & Marketing Corp. in Service Group
Officer	Kohei Wakayama	General Manager of Sales & Marketing Headquarters – Commercial Business in Commercial Group
Officer	Katsuhisa Kawashima	President of Industrial Equipment Company in Commercial Group

(6) Employees

Number of Employees (Increase or Decrease)	Average Age	Average Service Term
16,167 (− 1,072)	40 years 0 months	19 years 0 months

(Note) The total number of employees, including those lent to related companies, is 26,710.

(7) Affiliated Companies

① Relation to parent company: None

② Major Subsidiaries

Name	Capital	Voting right percentage of SANYO Electric Co., Ltd.	Business
SANYO Electric Credit Co., Ltd.	¥ 14,628 Mil.	52.8%	Installment sales, lease, and financing
Tottori SANYO Electric Co., Ltd.	¥ 4,000 Mil.	55.8%	Manufacture and sales of electronic parts and others
Niigata SANYO Electronic Co., Ltd.	¥ 37,500 Mil.	100.0%	Manufacture and sales of semiconductors
SANYO Electric Air Conditioning Co., Ltd.	¥ 7,500 Mil.	100.0%	Manufacture and sales of air conditioning equipment
SANYO Telecommunications Co., Ltd.	¥ 3,000 Mil.	100.0%	Manufacture, sales and installation of communications equipment
Kanto SANYO Semiconductors Co., Ltd.	¥ 447 Mil.	(51.2%) 91.4%	Manufacture and sales of semiconductors
SANYO Sales & Marketing Corporation	¥ 3,804 Mil.	100.0%	Sales and import/export of electrical equipment
SANYO Electric Commercial Equipment Co., Ltd.	¥ 300 Mil.	100.0%	Sales and installation of refrigerator -freezers and kitchen appliances
SANYO Semicon Device Co., Ltd.	¥ 300 Mil.	100.0%	Sales of semiconductors
SANYO North America Corporation	US$372,355 thousand	(11.9%) 100.0%	Sales of electrical equipment and local general business
SANYO Manufacturing Corporation	US$63,835 thousand	100.0%	Manufacture and sales of color TVs and others
SANYO Energy (USA) Corporation	US$14,500 thousand	(100.0%) 100.0%	Manufacture and sales of batteries
SANYO Electric (Hong Kong) Limited	HK$155,000 thousand	(2.8%) 100.0%	Sales of electrical equipment
SANYO Semiconductor (H.K.) Co., Ltd.	HK$15,000 thousand	(100.0%) 100.0%	Sales of semiconductors

(Note)

Figures in parenthesis represent the percentage of the voting right owned indirectly by SANYO Electric Co., Ltd.

③Consolidated results

Here is an overview of our consolidated results from 2000-2002.

Fiscal year / Items	Fiscal 2000	Fiscal 2001	Fiscal 2002
	(Apr. 1, 2000 to Mar. 31, 2001)	(Apr. 1, 2001 to Mar. 31, 2002)	(Apr. 1, 2002 to Mar. 31, 2003)
Sales	¥2,157,318 Mil.	¥2,024,719 Mil.	¥2,182,553 Mil.
Income before income taxes	¥ 73,484 Mil.	¥ 3,274 Mil.	¥− 84,870 Mil.
Net income	¥ 42,201 Mil.	¥ 1,727 Mil.	¥− 72,817 Mil.
(Reference) Number of companies consolidated	127	124	118
Companies applicable using equity method	50	52	51

(Note 1) All of our consolidated financial reports are prepared in conformity with U.S. accounting standards.

④ Technical Assistance

Name	Country	Content
Texas Instrument, Incorporated	U.S.A.	Patent license on semiconductor materials, joining materials, semiconductor elements and semiconductor systems
Parental Guide of Texas, Inc.	U.S.A.	Patent license on TV sets
GE Technology Development, Inc.	U.S.A.	Patent license on digital cameras
Eastman Kodak Company	U.S.A.	Patent license on digital cameras
Agere Systems Inc.	U.S.A.	Patent license on semiconductor systems
International Business Machines Corporation	U.S.A.	Patent license on LCDs and semiconductors

(8) Loan Payable

Lender	Borrowings	Number and voting right percentage of stocks of Sanyo held by lender	
		Shares	%
Japan Bank For International Cooperation	¥471 Mil.	———	——

3. IMPORTANT MATTERS AFFECTING THE COMPANY ARISING AFTER THE FISCAL TERM

None.

BALANCE SHEET

As of March 31, 2003

Million Yen

ITEM	AMOUNT	ITEM	AMOUNT
(ASSETS)		(LIABILITIES)	
Current Assets	**569,149**	**Current liabilities**	**460,133**
Cash & Cash equivalents	137,768	Trade notes payable	59
Trade notes receivable	8,117	Trade accounts payable	264,341
Trade accounts receivable	238,018	Short-term loans	321
Finished products	60,978	Commercial paper	20,000
Materials & work in process	55,812	Current installment of bonds	30,000
Prepaid expenses	395	Other payable	85,926
Deferred income taxes	15,028	Accrues income taxes	53
Short-term loans	4,000	Accrued expenses	22,441
Receivables	29,322	Deposits received	35,316
Other current assets	20,287	Accrued warranty	1,131
Allowance for doubtful accounts	-580	Other current liabilities	540
Fixed Assets	**816,129**	**Non-Current Liabilities**	**367,075**
Tangible Fixed Assets	**299,737**	Bonds payable	190,000
Buildings	96,106	Convertible bonds payable	49,898
Structures	9,735	Other long-term debts	294
Machinery & equipment	105,162	Accrued retirement allowance	125,082
Vehicles	150	Other non-current liabilities	1,800
Tools, furniture & fixtures	17,883	**Total Liabilities**	**827,208**
Land	60,015		
Construction in progress	10,682	(STOCKHOLDERS' EQUITY)	
Intangible Fixed Assets	**16,906**	**Common Stock**	**172,242**
Software	15,873	**Capital Surplus**	**234,743**
Utility rights	52	Additional paid-in capital	234,743
Others	980	**Earned Surplus**	**165,836**
Investment & Others	**499,485**	Legal revenue reserve	32,546
Investment in securities	86,231	Reserve for special depreciation	618
Investment in subsidiaries	282,922	Reserve for retirement allowance	300
Long-term loans	6,817	Reserve for dividends	14,160
Long-term prepaid expenses	13,134	Deferred gains on Sale of fixed assets	119
Deferred income taxes	97,921		
Others	12,486	General reserve	167,000
Allowance for doubtful accounts	-28	Undisposed loss at end of year	48,907
		(Net loss)	(53,869)
		Net unrealized loss on Available-for-sale securities	-7,661
		Treasury stock	**-7,090**
		Total Stockholders' Equity	**558,071**
TOTAL	**1,385,279**	**TOTAL**	**1,385,279**

(Notes)

1. Current receivables from subsidiaries ¥ 177,357 million
2. Non-current receivables from subsidiaries ¥ 6,304 million
3. Current liabilities to subsidiaries ¥ 76,364 million
4. Accumulated depreciation of tangible fixed assets ¥ 583,088 million
5. Reduced book value of tangible fixed assets ¥ 258 million
6. There are significant leased assets off the Balance Sheet; which are principally the computers under lease agreement.
7. Major assets and Liabilities in foreign currency

Trade accounts receivable	US$	29,663 thousand	(¥ 3,564	million)
Receivables	US$	89,405 thousand	(¥ 10,746	million)
Investment securities	NT$	887,282 thousand	(¥ 5,669	million)
	US$	45,549 thousand	(¥ 5,307	million)
Investments in subsidiaries	US$	705,077 thousand	(¥ 90,058	million)
	Singapore-$	313,252 thousand	(¥ 21,462	million)
	GBP	55,895 thousand	(¥ 10,448	million)
	Won	33,083,405 thousand	(¥ 8,115	million)
	Euro	49,224 thousand	(¥ 6,269	million)
	Malaysia-$	110,644 thousand	(¥ 4,832	million)
	Hong Kong-$	152,514 thousand	(¥ 3,082	million)
	Philippine Peso	804,000 thousand	(¥ 3,024	million)
	Baht	540,000 thousand	(¥ 2,830	million)
Trade accounts payable	US$	60,994 thousand	(¥ 7,331	million)

8. Guarantee ¥ 27,006 million
   Guarantee reserve ¥ 65,850 million
9. Current State of Stock Purchase/Subscription Warrant
   Resolutions of the general meeting of shareholders on June 27, 2002
   - Number of stock purchase/subscription warrants issued 1,493 warrants
   - Type of shares to be allocated for stock purchase/subscription warrants Common share
   - Number of shares to be allocated for stock purchase/subscription warrants 1,493,000 shares
   - Issue value of stock purchase/subscription warrant ¥ 558
10. Net loss per share ¥ 28.91
11. The amount less than one million yen is omitted.

STATEMENT OF INCOME

April 1, 2002 - March 31, 2003
Million Yen

ITEM	AMOUNT	
(ORDINARY INCOME & EXPENSES)		
Operating Income & Expenses		
Net sales		1,172,497
Cost of sales	1,001,254	
Selling, general & administrative expenses	160,032	1,161,286
Operating income		11,211
Non-operating Income & Expenses		
Non-operating income		
Interest income	740	
Dividend income	11,479	
Others	29,478	41,698
Non-operating expenses		
Interest expense	4,647	
Others	39,151	43,798
ORDINARY INCOME		9,110
(SPECIAL GAIN & LOSS)		
Special gain		
Gain on sale of fixed assets	3,550	
Gain on sale of affiliates shares	5,574	
Transfer from allowance for doubtful accounts	322	
Gain from returning the obligation for the contracted-out portion of SANYO Electric Welfare Pension Fund	6,796	16,243
Special loss		
Loss on sales of fixed assets	4,885	
Loss from appraisal of investment securities	71,625	
Loss from appraisal of affiliates	24,975	
Loss from consolidation of affiliates	17,543	119,030
LOSS BEFORE INCOME TAXES		93,676
Corporation tax, Resident tax and Business tax		100
Income taxes-deferred		-39,907
NET LOSS		53,869
Unappropriated retained earnings brought forward		10,567
Interim dividends		5,605
UNDISPOSED LOSS AT END OF YEAR		48,907

(NOTES)

1. Net sales to subsidiaries ¥ 677,349 million
2. Purchases from subsidiaries ¥ 433,655 million
3. Transactions other than operating transactions with subsidiaries ¥ 30,847 million
4. The amount less than one million yean is omitted.

<Summary of Significant Accounting Policies>

1. Valuation standard and valuation method of assets

   Inventories are stated at cost as follows:

   Finished goods and work in process—Gross average method
   Raw materials—Moving average cost method
   Parts—First-in first-out method

   Securities are stated as follows:

   Shares of subsidiaries and affiliates—Valuation at cost by moving average cost method
   Other securities with market value—Valuation at market value based on the market price of settlement day, etc.
   (Direct capitalization method for variance of the estimate)
   Other securities without market value—Valuation at cost by moving average cost method
   Securities managed by cash in trust—Valuation at market value

   Derivatives are stated at market value.

2. Depreciation of tangible fixed assets is calculated by the declining balance method.
   Fixed percentage on reducing balance method
   Note that, depreciation on buildings acquired after April 1, 1998 (excluding annexes) is calculated according to the straight-line method.

3. Reserve for retirement allowances is appropriated for the preparation of retirement allowance payments to employees based on the anticipated amount of retirement allowance liabilities and pension assets at the end of this business year.
   In addition, any discrepancy will be accounted for as an expense in the following business year using the fixed amount method based on the average length of the employees' remaining service years at the end of the fiscal year.

   (Additional Information)
   In accordance with the implementation of the Defined-Benefits Corporate Pension Law, in regard to the contracted-out portion of SANYO Electric Welfare Pension Fund, our company was authorized by the Minister of Health, Labor and Welfare to be exempt from payment obligations for the future portion and have applied for the transitional measure provided in 47-2 of the "Practical Guidelines for Retirement Benefits Accounting (Interim report)" (the Japanese Institute of Certified Public Accountants Accounting System Committee Report No. 13). Gain from returning the obligation for the contracted-out portion of SANYO Electric Welfare Pension Fund to the Japanese government of 6,796 million yen has been accounted for as extraordinary profit.

4. No consumption tax is included in Statement of Income.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

UNDISPOSED LOSS AT END OF YEAR	48,907,121,659	(YEN)
Reversal of reserve for special depreciation	104,944,161	
Reversal of general reserve	70,000,000,000	
TOTAL	21,197,822,502	
The above shall be appropriated as follows:		
Cash dividends: ¥ 3.00 per share	5,566,062,687	
Unappropriated retained earnings to be carried forward	15,631,759,815	

(Notes)

Amount used of Reversal of reserve for special depreciation is in accordance with "The Exceptions to Japanese Tax Laws."

The Company paid interim dividends amounting to 5,605,378,746 yen (3.0 yen per share) on December 10, 2002.

COPY OF AUDIT REPORT OF THE ACCOUNTING AUDITORS

Audit Report of Independent Certified Public Accountants

April 23, 2003

The Board of Directors
SANYO Electric Co., Ltd.

ChuoAoyama Audit Corporation
Executive Partner, Engagement Partner
C.P.A. Shinko Nakazato

Executive Partner, Engagement Partner
C.P.A. Masahiko Iwahori

Engagement Partner
C.P.A. Hirokazu Kagechi

In accordance with Article 2 of "The Law for Special Exceptions to Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha", we have examined the Statements of Account, that is, the Balance Sheet, Statement of Income, Annual Business Report (restricted to accounting items), Statement of Proposed Appropriation of Retained Earnings and Supporting Schedules (restricted to accounting items) of SANYO Electric Co., Ltd. for the 79th fiscal year from April 1, 2002 to March 31, 2003. The accounting items included in the Annual Business Report and Supporting Schedules which were subjected to audit are those that are recorded in the books of account. Responsibility for organizing the Statements of Account and Supporting Schedules lies with the Company and our responsibility is to state our opinion from an independent standpoint about the Statements of Account and Supporting Schedules.

Our examination was made in accordance with generally accepted auditing standards in Japan.

The auditing standards require acquisition of our certification that the Statements of Accounts and Supporting Schedules are free of material misstatement. The audit was conducted based on a testing audit, which included overall examinations of statements in the Statements of Account and Supporting Schedules, together with evaluations of accounting policy adopted by the Company and its application method and estimates made by the Company. As a result of the audit, we concluded that a legitimate base for stating our opinion was attained. Also, included in these audits were audits of subsidiaries that we deemed necessary.

As a result of our audit, we state our opinion as follows:

(1) The Balance Sheet and Statement of Income present fairly the financial position and results of operations of the Company in accordance with applicable laws and regulations and the Articles of Incorporation.
(2) The Annual Business Report (restricted to accounting items) shows correctly the state of the Company in accordance with applicable laws and regulations and the Articles of Incorporation.
(3) The Proposed Appropriation of Retained Earnings is prepared in accordance with applicable laws and regulations and the Articles of Incorporation.
(4) The Supporting Schedules (restricted to accounting items) lack no matters to be indicated under the regulations of the Commercial Code.

The ChuoAoyama Audit Corporation and engagement partners have no interests in SANYO Electric Co., Ltd. with the meaning of the Certified Public Accountants Law.

COPY OF AUDIT OF BOARD OF CORPORATE AUDITORS

AUDIT REPORT

In order to audit the performance of directors' duties in the 79th fiscal year from April 1, 2002 to March 31, 2003, reports and procedures from all auditors were heard and conferred upon.

As a result of our audit, we report as follows:

1. Outline of Audit Procedures

We, corporate auditors, conducted this audit in accordance with the law, policy stipulated by the Board of Corporate Auditors and our corporate responsibilities.

(1) In relation to this audit, we heard audit procedures and plans from accountants, attended meetings from time to time, heard reports on Company activities and results, investigated asset situations as we considered necessary under the circumstances, requested accounting auditors to report results from their audits and examined Company financial statements.

(2) In regards to non-accounting duties, we attended board of directors' meetings and other pertinent meetings, heard business reports from directors and others important documents for approval, investigated activities of major offices and requested subsidiaries to submit reports of their audits as we considered necessary under the circumstances.

(3) In addition to the aforementioned audit procedures, we performed certain other audit procedures such as detailed investigations of related transactions as we considered necessary under the circumstances such as, any transactions for directors' benefits, transactions containing a conflict of interest and other transactions between directors and the Company, benefits bestowed by the Company, unusual transactions with subsidiaries or shareholders, and acquisition or manipulation of the Company owned stock.

2. Result of Audit

(1) Audit procedures performed by the Accounting Auditors, ChuoAoyama Audit Corporation, and their conclusions are appropriate.

(2) The Annual Business Report shows correctly the state of the Company in accordance with applicable laws and regulations and the Articles of Incorporation.

(3) In light of the financial position of the Company and other conditions, there is no other matter to be included in the Statement of Proposed Appropriation of Retained Earnings.

(4) The Supported Schedule shows correctly all required items and there is no other matter that should be included.

(5) There are no irregularities involving the performance of directors' duties, including duties related to subsidiaries, or material noncompliance with applicable laws and regulations and the Articles of Incorporation.

As a result of our audit, we did not find anything in noncompliance with directors' liability such as directors' transactions as stipulated in the first clause of Article 109 of the enforcement regulations for the Commercial Law.

April 23, 2002

Board of Corporate Auditors, SANYO Electric Co., Ltd.
Corporate Executive Auditor Shigeru Sakata
Corporate Executive Auditor Ryota Tominaga
Corporate Executive Auditor Takeshi Inoue
Corporate Auditor Sotoo Tatsumi
Corporate Auditor Hiroshi Toda

Note: Messrs. Sotoo Tatsumi, Corporate Auditor and Hiroshi Toda, Corporate Auditor are Corporate Auditors (External) as provided in clause 1, Article 18 of The Supplementary Act to Commercial Law.

EXPLANATORY VOTING INFORMATION

1. Total number of shareholders' voting rights: 1,839,950

2. Agenda and explanatory materials:

Bill No.1: Proposed Appropriation of Retained Earnings for the 79th Term

The Company proposes to appropriate the retained earnings as stated on Page 25.
We place great importance on sharing profits with our shareholders.

Our basic policy is to give consideration to the balance between reserving capital for plant and equipment investment and research and development investment that is required to cope with ever-changing business conditions, and to maintain stable distribution of dividends that are backed up by our business performance.

Based on this policy, stockholders' dividends for this business year will be ¥3.0 per share, the same as interim dividends.

For this term, we ask for your forbearance regarding our dipping into the special reserve fund as a result of accounting for losses at the term end which include extraordinary losses caused by investment securities appraisal loss, share appraisal loss of affiliates, and corporate consolidation of affiliates,

Bill No.2: Acquisition of SANYO Shares

In order to flexibly cope with changes in the business environment, based on the provision of Article 210 of the Commercial Law, during the period from the closing of this ordinary general meeting of shareholders to the closing of the next ordinary general meeting of shareholders, SANYO Electric Co., Ltd is prepared to purchase up to a maximum number of 40 million common shares of SANYO share, or pay the total acquisition cost not to exceed 16,000 million yen.

Bill No.3: Partial Revisions to the Articles of Incorporation

(1) Reasons for revisions

The "Law governing such matters as partial revisions of the Commercial Law" (Law No. 44, 2002) went into effect on April 1, 2003 in which such matters as the Relaxation of Quorum Requirement for Special Resolution at the General Meeting of Shareholders, Establishment of Share Certificate Invalidation System, and Establishment of Demand System for Sale of Shares Constituting Less Than a New Unit were implemented.

Based on the revisions of the Commercial Law above, necessary revisions to articles of incorporation have been made.

(2) Description of revisions

Description of revisions is given as follows:

(Revision underlined)

Original Provisions	Proposed Revisions
Article 6 (Record Date) <Omitted> 2. Except for the preceding paragraph and Article 30, it is necessary to determine the shareholders or pledgees entitled to exercise their rights, the Company may, by a resolution of the Board of Directors and upon giving prior public notice, determine those shareholders and pledgees whose names are mentioned or recorded as such on the register of shareholders at a certain record date as the shareholders or pledgees entitled to exercise their rights as such.	Article 6 (Record Date) <Unchanged> 2. Except for the preceding paragraph and Article 31, it is necessary to determine the shareholders or pledgees entitled to exercise their rights, the Company may, by a resolution of the Board of Directors and upon giving prior public notice, determine those shareholders and pledgees whose names are mentioned or recorded as such on the register of shareholders at a certain record date as the shareholders or pledgees entitled to exercise their rights as such.
<New Provision>	Article 7 (Demand for Sale of Shares by Shareholder Holding Shares Constituting Less Than a New Unit) A shareholder holding the shares of the Company constituting less than a new unit is entitled to demand that the Company should sell the shares so that the number of the shares held by the shareholder constitutes a new unit together with the shares constituting less than a new unit (hereinafter, "demand for sale of shares"); provided, however, that the preceding provision shall not be applied to when the Company does not hold the treasury stock for such sale. 2. The period for and the procedure of the demand etc. shall be provided in the Share Handling Regulations.
Article 7 (Transfer Agent) <Omitted> 2. <Omitted> 3. The register of shareholders of the Company shall be kept at the handling office of the transfer agent, and the business pertaining to shares, such as registration of transfers of shares and purchase of shares constituting less than a new unit by the Company, shall be handled by the transfer agent, and the Company shall not handle any of such business directly.	Article 8 (Transfer Agent) <Unchanged> 2. <Unchanged> 3. The register of shareholders and the register of missing share certificate of the Company shall be kept at the handling office of the transfer agent, and the business pertaining to shares, such as registration of transfers of shares and purchase and sale of shares constituting less than a new unit by the Company, shall be handled by the transfer agent, and the Company shall not handle any of such business directly.

Article 8 (Share Handling Regulations) The denomination of share certificates, registration of transfers of shares, registration of pledges, indication of shares held in trust, reports to be made by shareholders, report of mailing address or resident proxy in Japan of nonresident shareholders, reissuance of share certificates, non-possession of share certificates, purchase of shares constituting less than a new unit by the Company and handling other business related to shares of the Company and fees therefor shall be governed by the Share Handling Regulations established by the Board of Directors.	Article 9 (Share Handling Regulations) The denomination of share certificates, registration of transfers of shares, registration of pledges, indication of shares held in trust, reports to be made by shareholders, report of mailing address or resident proxy in Japan of nonresident shareholders, reissuance of share certificates, non-possession of share certificates, purchase and sale of shares constituting less than a new unit by the Company and handling other business related to shares of the Company and fees therefor shall be governed by the Share Handling Regulations established by the Board of Directors.
Article 9 (Ordinary and Extraordinary General Meetings) <Omitted> 2. The shareholders who are entitled to exercise their rights at the ordinary general meetings of shareholders mentioned in the preceding paragraph shall be those having voting rights last mentioned or recorded on the March 31st immediately preceding the date of the above ordinary general meeting of shareholders with respect to shares issued until and on that March 31st and, with respect to shares issued from the following April 1 through the date of the above ordinary general meeting of shareholders, shall be those having voting rights first mentioned or recorded on the day when such shares are issued.	Article 10 (Ordinary and Extraordinary General Meetings) <Unchanged> <Deleted>
Article 10 <Omitted>	Article 11 <Unchanged>
Article 11 (Method of Adopting Resolutions) <Omitted> <New Provision>	Article 12 (Method of Adopting Resolutions) <Unchanged> 2. A special resolution pursuant to Section 343 of the Commercial Code shall be adopted by presence of the shareholders holding not less than one-third of the voting rights held by all shareholders of the Company and by a majority of the votes held by the shareholders present thereat.
Article 12 to 32 <Omitted>	Article 13 to 33 <Unchanged>
Additional Provision (Transitional Measure concerning Terms of Office of Corporate Auditors) Notwithstanding the provision of Article 23, Section 1, the Corporate Auditors who are in office by or at the conclusion of the ordinary general meeting of shareholders with respect to the first business year after May 1, 2002 shall have three year terms of office as before.	Additional Provision (Transitional Measure concerning Terms of Office of Corporate Auditors) Notwithstanding the provision of Article 24, Section 1, the Corporate Auditors who are in office by or at the conclusion of the ordinary general meeting of shareholders with respect to the first business year after May 1, 2002 shall have three year terms of office as before.

Bill No. 4: Election and Appointment of three Directors

The terms of office of two Directors, i.e. Mr. Yoichiro Furuse and Ms. Corazon C. shall expire at the close of this Ordinary General Meeting of Shareholders.
A proposal is made, therefore, to vote upon three Candidates for Director.

Candidates for Director

(* New Candidate)

Name: Yoichiro Furuse

Date of Birth: November 4, 1941

Business Activities:

Oct. 1993	Appointed as Managing Director of The Sumitomo Bank, Limited
June 1996	Appointed as Executive Managing Director of Mazda Motor Corp.
June 2000	Appointed as Executive Director and Vice President of SANYO Electric Trading Co., Ltd.
Oct. 2000	Appointed as Executive Officer of SANYO Electric Co., Ltd.
June 2001	Appointed as Director
June 2002	Appointed as Executive Director (Continues) Appointed as Executive Officer and Vice President (Continues)
Apr. 2003	Appointed as Executive in charge of Strategy Headquarters and Risk Management, CEO of Service Group, and General Manager of Strategy Headquarters – Service Business in Service Group (Continues)

Number of shares of SANYO Electric Co., Ltd. owned: 17,000 shares

Name: *Louis E. Lataif

Date of Birth: January 24, 1939

Business Activities:

June 1964	Joined Ford Motor Company in the U.S.A.
Feb. 1981	Appointed as Vice President of the Company and as General Manager of Ford Division
Feb. 1985	Appointed as Vice President of the Company and as Vice President of North American Sales Operations
Mar. 1988	Appointed as Vice President of the Company and as President of Ford Europe
Sept. 1991	Appointed as the Dean of the School of Management at Boston University (Continues)
Mar. 1995	Appointed as Director of Great Lakes Chemical Corp. (Continues)
Aug. 2001	Appointed as Director of Intier Automotive, Inc. (Continues)

Number of shares of SANYO Electric Co., Ltd. owned: 0 shares

Name: *Tadahiko Tanaka

Date of Birth: May 18, 1942

Business Activities:

Apr. 1965	Joined Tokyo SANYO Electric Co., Ltd.
Mar. 1987	Appointed as General Manager of Large Signal Department, TR Division, Semiconductor Business Headquarters, SANYO Electric Co., Ltd.
Aug. 1987	Appointed as General Manager of Memory Design Department, LSI Division, Semiconductor Business Headquarters
Feb. 1993	Appointed as Executive Director and President of Niigata SANYO Electronics Co., Ltd.
Oct. 1995	Appointed as Deputy General Manager of TR Division, Semiconductor Business Headquarters, SANYO Electric Co., Ltd.
Oct. 1996	Appointed as General Manager of TR Division, Semiconductor Business Headquarters
June 1998	Appointed as Director
June 1999	Appointed as Officer
Nov. 2000	Appointed as Senior Officer
Apr. 2003	Appointed as Executive Officer (Continues), COO of Component Group (Continues), and President of Semiconductor Company in Component Group (Continues)

Number of shares of SANYO Electric Co., Ltd. owned: 10,000 shares

Note: Mr. Louis E. Lataif is a candidate for Outside Director as provided in 7-2 of the second clause of Article 188 of the Commercial Law.

Bill No. 5: Election and Appointment of one Corporate Auditor

The terms of office of two Corporate Auditors, i.e. Messrs., Shiegeru Sakata and Ryota Tominaga shall expire at the close of this Ordinary General Meeting of Shareholders. A proposal is made, therefore, to vote upon one Candidate for Corporate Auditor.

A candidate for Corporate Auditor is as follows:

As for the submission of this bill, consent from the board of corporate auditors has been obtained.

Name: Ryota Tominaga

Date of Birth: January 1, 1948

Business Activities:

April 1970	Joined SANYO Electric Co., Ltd.
June 1999	Appointed as General Manager of Corporate Administration & Human Resources Department
June 2000	Appointed as Corporate Executive Auditor (Continues)

Number of shares of SANYO Electric Co., Ltd. owned: 51,372 shares

Bill No. 6: Granting Stock Purchase/Subscription Warrants as part of Stock Option Plan

This bill is regarding the grant of Stock Purchase/Subscription Warrants as part of the Stock Option Plan to top executives of SANYO Electric Group companies in accordance with Article 280, Section 20-21 of the Commercial Law. It requires your approval before it can be presented in the 79th Ordinary General Meeting of Shareholders.

1. Purpose of Stock Option Plan and Objective of Granting the Stock Purchase/Subscription Warrants with Favorable Conditions

The purpose of granting the Stock Purchase/Subscription Warrants as part of the Stock Option Plan is to increase the desire and dedication of Directors, Corporate Auditors, Officers, Business Unit Leaders, managerial executives in our major subsidiaries, and other contributors to business performance to enhance company performance and increase the corporate value.

Since stocks will be issued as stock options, there will be no established issue price and the amount to be paid at the time of exercising stock options will be based on the market value as described in 2-(4).

2. A Summary of Issuance of Stock Purchase/Subscription Warrants

(1) Number and Type of Stock to be Allotted for Stock Purchase/Subscription Warrants

SANYO common stock 2,500,000 shares (maximum)

When the stock is split or merged, the number of shares allotted for Stock Purchase/Subscription Warrants needs to be adjusted by using the following formula. This adjustment is made on the number of allotted shares for Stock Purchase/Subscription Warrants that have not yet been exercised at that time. The adjusted number of shares should be rounded off to decimal point.

Post-adjustment number of shares = Pre-adjustment number of shares × Ratio of split and merged shares

(2) Total Number of Stock Purchase/Subscription Warrants to be Issued

2,500 Stock Purchase/Subscription Warrants

(1,000 shares per Stock Purchase/Subscription Warrant)

When the number of shares described in 2-(1) is adjusted, the number of Stock Purchase/Subscription Warrants to be issued needs to be adjusted the same way.

(3) Issue Price of Stock Purchase/Subscription Warrants

Stock Purchase/Subscription Warrants will be issued at no value.

(4) Amount of Payment at the Time of Execution

The amount of payment per stock will be calculated as shown below.

Stocks can be purchased at 1.05 of the closing average of each trading day (excluding non-trading days) at the Tokyo Stock Exchange for the month prior to the month in which the Stock Purchase/Subscription Warrants are issued. This should be rounded up to the nearest yen.

However, if this price falls below the closing price on the day of issuance, the closing price will be used.

When stock is split or stocks are merged, the following formula will be used to adjust the amount of payment. The results should be rounded up to the nearest yen.

$$\text{Post-adjustment amount of payment} = \text{Pre-adjustment amount of payment} \times \frac{1}{\text{Ratio of split / merged shares}}$$

When new shares are issued with a price under the market price, the following formula will be used to adjust the amount of payment. The results should be rounded up to the nearest yen.

$$\text{Post-adjustment amount of payment} = \text{Pre-adjustment amount of payment} \times \frac{\text{Number of outstanding shares} \times \dfrac{\text{Number of newly-issued shares} \times \text{Amount paid per share}}{\text{Share price prior to new issuance}}}{\text{Number of outstanding shares} + \text{Number of newly-issued shares}}$$

(5) **Exercisable Period of Stock Purchase/Subscription Warrants**
July 1, 2005 to June 30, 2007

(6) **Conditions Pertaining to the Exercise of Stock Purchase/Subscription Warrants**
① Partial execution of the Stock Purchase/Subscription Warrants is not permitted.
(One Stock Purchase/Subscription Warrant is the minimum exercisable unit.)
② If any of the recipients move from their positions, the terms of their exercise rights will be set out in an agreement between SANYO and that person, and based on decisions reached by the General Meeting and the Board of Directors.

(7) **Cancellation of Stock Purchase/Subscription Warrants**
Stock Purchase/Subscription Warrants may be cancelled at no value when a grantee of stock purchase/subscription warrants no longer meets the requirements for exercising warrants or the Company otherwise deems it necessary to do so.

(8) **Restrictions Pertaining to the Transfer of Stock Purchase/Subscription Warrants**
Transfer of the Stock Purchase/Subscription Warrant to others must be approved by the Board of Directors.

Bill No. 7: Granting Retirement Allowance for a Retiring Director

A Director Corazon C. Aquino will retire from office at the conclusion of her term of office at the close of this Ordinary General Meeting of Shareholders.

It is proposed that allowances be paid to Director Aquino within the amount of reasonable level determined in accordance with the Company's rule for her meritorious service during her term of office.

We would like to ask you to leave the concrete amount, time and method of presentation to consultation at the Board of Directors.

The following shows the business activities of the above-mentioned retiring Director.

Name: Corazon C. Aquino

Business Activities:

June 1999 Appointed as Director of SANYO Electric Co., Ltd. (Continues)

Bill No. 8: Granting Retirement Allowance for a Retiring Corporate Auditor

A Corporate Auditor Shigeru Sakata will retire from office at conclusion of his term of office at the close of this Ordinary General Meeting of Shareholders.

It is proposed that allowance be paid to Corporate Auditor Sakata within the amount of reasonable level determined in accordance with the Company's rule for his meritorious service during his term of office.

We would like to ask you to leave the concrete amount, time and method of presentation to consultation at the Board of Corporate Auditors.

The following shows the business activities of the above-mentioned retiring Corporate Auditors.

Name: Shigeru Sakata

Business Activities:

June 1997	Appointed as Corporate Executive Auditor of SANYO Electric Co., Ltd. (Continues)

Application Procedure for Exercising Voting Right via the Internet

Before applying for the right to exercise your vote via the Internet, please read and consent to the particulars below.

1. Voting via the Internet is available only on the Voting Site provided by our company.
   The Voting Site cannot be used by accessing the Internet from a cellular phone.
   [Voting Site] http://www.webdk.net
   ※ Please be sure to have the "Voting Code" and "Password" provided on the enclosed voting form to access the Voting Site.

2. The deadline for exercising your voting right via the Internet is the day before the general meeting of shareholders (June 26, 2003). We appreciate your early vote to facilitate vote counting.

3. In the event that a voting right is exercised both via the Internet and in writing, the vote cast via the Internet shall be accepted as the valid vote.

4. In the event that a voting right is exercised via the Internet more than once, the vote cast last shall be accepted as the valid vote.

5. The Internet access fee to be paid to the provider and communication charge to be paid to the telecommunications carrier for exercising a voting right via the Internet shall be born by the shareholder.

6. The system for the Voting Site is designed for use with Internet Explorer 5.5, Netscape Communicator 6.2, or later versions of these.
   ※ Internet Explorer is a registered trademark of Microsoft Corporation and Netscape Communicator is a trademark of Netscape Communications Corporation.

If you have any questions, please call Sumitomo Trust and Banking Co., Ltd., our transfer agent.

Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department

Toll Free Number: 0120-186-417

(English Translation)

The Brief Statements of The Business Results for The Fiscal Year ended March 31, 2003

SANYO Electric Co., Ltd.

1. Date of The Board of Directors : April 25, 2003
2. Date of Ordinary General Meeting of Shareholders : June 27, 2003

[1] Consolidated Results

(1) Business Results for The Years ended March 31, 2003 and 2002

	Millions of Yen		
	2003	2002	Change
Net sales	¥ 2,182,553	¥ 2,024,719	7.8 %
Operating income	78,299	53,074	47.5 %
Income before income taxes and minority interests	−84,870	3,274	−
Net income	−72,817	1,727	−

	Yen	
Net income per share : Basic	¥ −39.08	¥ 0.92
: Diluted	−	0.92
Return on equity	−13.4 %	0.3 %

03 JUN 20 AM 7:21

(2) Financial Position as of March 31, 2003 and 2002

	Millions of Yen	
	2003	2002
Total assets	¥ 2,744,526	¥ 2,749,709
Stockholders' equity	481,192	602,175
Stockholders' equity as a % of total assets	17.5 %	21.9 %

(3) Estimates of Business Results for The Fiscal Year ending March 31, 2004

Net sales	¥ 2,450,000 Mil.
Net income	¥ 25,500 Mil.

[2] Non-consolidated Results

(1) Business Results for The Years ended March 31, 2003 and 2002

	Millions of Yen		
	2003	2002	Change
Net sales	¥ 1,172,497	¥ 1,088,381	7.7 %
Operating income	11,211	7,638	46.8 %
Ordinary income	9,110	1,519	499.6 %
Net income	-53,869	2,101	-

	Yen	
Net income per share : Basic	¥ -28.91	¥ 1.12
: Diluted	-	-
Cash dividends declared	¥ 6.00	¥ 6.00

(2) Financial Position as of March 31, 2003 and 2002

	Millions of Yen	
	2003	2002
Total assets	¥ 1,385,279	¥ 1,359,083
Stockholders' equity	558,071	607,642
Stockholders' equity as a % of total assets	40.3 %	44.7 %

(3) Estimates of Business Results for The Fiscal Year ending March 31, 2004

Net sales	¥1,320,000 Mil.
Ordinary income	¥ 21,000 Mil.
Net income	¥ 12,500 Mil.